82-4044

FOSCHINI

LIMITED

03 JUL 16 AM 7:21

Stanley Lewis Centre
340 Voortrekker Road
Parow East 7500
P O Box 6020 Parow East 7501
Telephone (021) 938 1911
Fax (021) 938 7473


03024558

RN
27 June, 2003

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
WASHINGTON, D.C. 20549
USA

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Dear Sirs

FOSCHINI LTD - EXEMPTION PURSUANT TO RULE 12g3 - 2(b)

We attached the following for submission in terms of the above:

1. Foschini Ltd Reviewed results circular for the year ended 31 March 2003 recently published in the press and mailed to shareholders.

Yours faithfully
FOSCHINI LIMITED

R NARUNSKY
for: The Company Secretary.

dlw 7/16

NOTE:

THE CIRCULAR RECENTLY RECEIVED BY YOU HAD AN ERROR IN THE HEADING, IN THAT THE WORD "REVISED" SHOULD HAVE READ "REVIEWED"
PLEASE DESTROY THAT CIRCULAR AND REPLACE IT WITH THIS ONE, WHICH NOW HAS THE CORRECT HEADING, VIZ. "FOSCHINI LTD REVIEWED RESULTS FOR THE YEAR ENDED 31 MARCH 2003".

ANY INCONVENIENCE TO YOU AS A RESULT OF THIS TYPOGRAPHICAL ERROR IS SINCERELY REGRETTED.

Furnished pursuant to
Rule 12g3 – 2(b)/FOSCHINI
LIMITED 333-6390



FOSCHINI

FOSCHINI LTD. REVIEWED RESULTS FOR THE YEAR ENDED 31 MARCH 2003

Registration number 1937/009504/06 Share codes: FOS-FOSP
ISIN codes: ZAE000031019 – ZAE000031027

The following consolidated results of the Foschini Group for the years ended 31 March have been reviewed by the company's auditors, KPMG Inc. Their unqualified report is available for inspection at the company's registered office.

HIGHLIGHTS

- Turnover up by 18,0%
- Income before taxation up by 81,5%
- Headline earnings per share up by 84,5% to 162,2 cents
- Total dividend declared per share increased by 80,6%
- Sustained strong balance sheet

CONSOLIDATED INCOME STATEMENT

	2003 Rm	2002 Rm	Change %
Retail turnover	[illegible]	3 289,9	18,0
Cost of turnover	[illegible]	1 998,3	
Gross profit	[illegible]	1 291,6	
Interest received (note 3)	[illegible]	97,5	
Trading expenses (note 4)	[illegible]	(1 055,8)	
Trading income	[illegible]	333,3	68,9
Dividends received	18,9	15,2	
Operating income	582,0	348,5	
Net finance charges	63,5	62,6	
Net operating income	518,5	285,9	81,4
Goodwill written off *	5,3	3,1	
Income before taxation	513,2	282,8	81,5
Taxation	148,2	74,6	
Income after taxation	365,0	208,2	
Minority interest	5,5	8,3	
Income attributable to ordinary shareholders	359,5	199,9	
Adjustment *	5,3	3,1	
Headline earnings	364,8	203,0	79,7
Earnings per ordinary share (cents)	159,8	86,6	
Goodwill written off per ordinary share (cents)	2,4	1,3	
Headline earnings per ordinary share (cents)	162,2	87,9	84,5
Diluted earnings per ordinary share (cents)	157,7	86,3	
Diluted headline earnings per ordinary share (cents)	160,0	87,6	
Dividend per ordinary share (cents)			
- Interim	24,0	15,5	54,8
- Final	32,0	15,5	106,5
Dividend cover (times)	2,7	2,7	

CONSOLIDATED BALANCE SHEET

	2003 Rm	2002 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	286,0	271,8
Goodwill	24,6	12,4
Preference share investment	–	150,0
Loans	79,7	92,8
Loan debtors	117,8	178,1
Participation in export partnerships	246,4	260,4
	754,7	965,5
Current assets		
Inventory	599,3	595,1
Accounts receivable	1 543,9	1 288,8
Preference share investment	150,0	–
Loan debtors	310,2	209,9
Cash	27,2	26,8
	2 630,6	2 120,6
Total assets	3 385,3	3 086,1
EQUITY AND LIABILITIES		
Capital and reserves	2 077,0	1 830,1
Minority interest	5,1	8,6
Non-current liabilities		
Interest bearing debt	347,4	431,8
Deferred taxation	167,3	193,4
	514,7	625,2
Current liabilities		
Short term loans	9,4	57,8
Accounts payable	560,4	433,9
Taxation	129,7	56,8
Provisions	89,0	73,7
	788,5	622,2
Total equity and liabilities	3 385,3	3 086,1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2003 Rm	2002 Rm
Equity at the beginning of the year	[illegible]	1 775,1
Earnings for the period	359,5	199,9
Dividends paid	[illegible]	(48,0)
Shares purchased by subsidiary	(24,5)	(96,9)
Unrealised gain on interest rate swap	0,4	–
Equity at the end of the year	2 077,0	1 830,1

SUPPLEMENTARY INFORMATION

	2003	2002
Net ordinary shares in issue (millions)	223,6	226,3
Weighted average ordinary shares in issue (millions)	224,9	231,0
Tangible net asset value per ordinary share (cents)	917,6	803,2
Capital expenditure	137,5	112,5
Lease expenses	344,0	312,1

CONSOLIDATED CASH FLOW STATEMENT

	2003 Rm	2002 Rm
Cash flows from operating activities		
Operating profit before working capital changes	[illegible]	375,7
Increase in working capital	[illegible]	(11,6)
Cash generated by operations	[illegible]	364,1
Increase in loan debtors	[illegible]	(125,5)
Interest received- RCS Personal finance	[illegible]	97,5
Net finance charges	[illegible]	(62,6)
Taxation	[illegible]	(104,1)
Dividend paid	[illegible]	(48,0)
Net cash inflows from operating activities	[illegible]	121,4
Cash flows from investing activities		
Purchase of fixed assets	[illegible]	(112,5)
Proceeds on sale of fixed assets	[illegible]	5,9
Decrease in participation in export partnerships	[illegible]	29,4
Decrease in loans	[illegible]	7,5
Share buy-back by subsidiary	[illegible]	(96,9)
Purchase of additional shares in RCS Personal Finance	[illegible]	–
Net cash outflows from investing activities	(155,1)	(166,6)
Cash flows from financing activities		
(Decrease) increase in long-term loans	(84,4)	44,4
(Decrease) increase in short-term loans	[illegible]	2,3
Net cash (outflows) inflows from financing activities	[illegible]	46,7
Net increase in cash and cash equivalents during the year	[illegible]	1,5
Cash and cash equivalents at the beginning of the year	[illegible]	175,3
Cash and cash equivalents at the end of the year	[illegible]	176,8

NOTES

1. These financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with prior reporting periods.

2. Included in share capital are 16,9 (2002: 14,2) million shares which were repurchased by a subsidiary of the company. These have been eliminated on consolidation.

	2003 Rm	2002 Rm
3. Interest received	127,3	97,5
This comprises interest received on RCS Personal Finance loan debtors.		
4. Trading expenses		
Depreciation	(116,8)	(126,8)
Employee costs	(601,3)	(528,2)
Occupancy costs	(319,9)	(280,3)
Restraint of trade payments (note 5)	(37,1)	–
Other operating costs/income	(87,6)	(120,5)
	(1 162,7)	(1 055,8)

5. Restraint of Trade agreements have been entered into with a number of key employees.

SEGMENTAL ANALYSIS

	2003 Rm	2002 Rm
Contribution to income after taxation		
Retail	333,3	186,0
RCS Personal Finance	31,7	22,2
Total	365,0	208,2
Total segment assets		
Retail	2 955,5	2 667,6
RCS Personal Finance	429,8	418,5
Total	3 385,3	3 086,1
Total segment liabilities		
Retail	920,7	859,7
RCS Personal Finance	382,5	387,7
Total	1 303,2	1 247,4

Segmental reporting has been limited to Retail and RCS Personal Finance as, in the opinion of the directors, all divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

COMMENTS

RESULTS

Following last year's 75,4% growth in headline earnings per share, our group has achieved another year of excellent performance. Sales increased by 18,0%, which together with an improved gross margin of 41,2% resulted in net operating income increasing by 81,4%. Headline earnings per ordinary share increased by 84,5% to 162,2 cents per share from 87,9 cents, which are record headline earnings achieved by our group, being 62,0% higher than our previously recorded high of 100,1 cents per share in the year ended March 2000. The group's trading margin increased substantially from 10,1% to 14,5%.

The group has continued to cover its dividend 2,7 times and a final dividend of 32 cents per share has been declared. Accordingly the dividend for the full year amounts to 56 cents per share, an increase of 80,6% on the previous year's dividend of 31 cents per share.

Due to the group's strong cash generation, the group's already solid balance sheet has strengthened even further with a gearing ratio reducing to 8,6 from last year's 17,1. Cash generated by operating activities for the year amounted to R455,4 million, which is a substantial improvement on the prior year, and which resulted in the group's total borrowings at the end of the year being reduced by R132,8 million.

TRADING DIVISIONS

In a more positive trading environment all our divisions performed beyond expectations and well above the inflation rate in our industry. Our market share increased in all divisions.

Sales and sales growths in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
Foschini Stores	338	1 641,8	17,4
Markhams	207	693,8	14,8
Exact!	171	357,5	18,9
Sports Division	153	503,6	22,8
Jewellery Division	304	564,6	6,9
@home	15	119,1	156,7

Total same store sales for the year grew by 15,2% with apparel growing by a very satisfactory 17,3%, cosmetics by 24,8%, jewellery by 4,6% and cell phones by 16,4%. During the year the group's trading area grew by 1,5% with 38 new stores being opened but at the same time 35 stores were closed across all divisions.

The restructuring of the Foschini division continues to progress and is beginning to achieve the desired result. Its improvement during this year has been encouraging, with same store growth of 16,6%. Fashion Express accounted for 11,9% of this division's turnover, the balance coming from the Foschini and Donna Claire stores.

The Markhams division, trading against a much higher base, continued with its pleasing performance with same store growth of 14,9%. Its RJL division had a particularly impressive year.

Exact! had a sterling performance, achieving total same store growth of 18,2% and 20,7% for apparel. Its relocation strategy into shopping centres continues.

The Sports division, trading as Sport Scene and Totalsports, continued its very impressive performance by growing its turnover by 22,8%, following on a strong 24,9% growth for the last financial year. Same store growth was 20,7%.

The jewellery division, comprising American Swiss and Sterns, again grew its market share in a shrinking market. Notwithstanding the growth in turnover of only 6,9% this division managed to grow its operating profit in excess of 20%. This was achieved through improved densities as well as extremely tight control of expenses. This division will continue to rationalise its store portfolio, which will improve sales densities in the future.

Our newly established @home division has had a remarkable year. It increased its store base from 8 to 15 during the year, with outstanding acceptance in the market place. Further store expansion will continue aggressively, and this division will be grown to approximately 45 stores over the next few years.

CREDIT AND FINANCIAL SERVICES

Our debtors book, which at the year end amounted to R1 313 million, increased by 15,6% on a sales growth of 18%, reflecting a continuing improvement in the group debtors book, which remains conservatively valued. Cash sales as a percentage of total sales increased to 29,3% from 28,6%.

RCS Personal Finance, our group's personal loans business, which selectively advances pre-approved loans to our better customers, continued with its growth in profitability and contributed a net surplus after minority interest of R37,8 million, compared to last year's R20,5 million.

During the year the group purchased an additional 22,5% of this company for R24,6 million, increasing the group's holding to 85,5% from 63,0%. Adequate provisions continue to be made on all loans advanced, and this division's current bad debt experience remains below 4% of advances.

The RCS Cards division, which offers credit to merchants outside of the group, although still in its infancy, performed admirably during the year. This division, whilst contributing only R11 million to the operating profit this year, will become a more meaningful contributor to group profits in the future. The RCS Cards debtors book at the year end amounted to R112,3 million.

SHARE BUY BACK

Under the group's share buy back programme, which commenced at the end of May 2001, 16,9 million shares have been purchased at an average cost of R7,20 per share. Of these, 2,7 million shares were acquired during the current financial year. This holding now comprises 7,0% of the company's issued share capital. These shares will be held by the group as treasury stock.

PROSPECTS

Turnover for the first 8 weeks of the new financial year is above budget, although, as anticipated, at a slower pace than experienced in the past year.

The likely interest rate cuts later in the year, the expected reduction in the rate of inflation and anticipated lower fuel prices, should all benefit consumer confidence in the new financial year.

We remain confident about the year ahead and expect to grow our earnings materially, well ahead of inflation.

During the new year, whilst focussing on improved densities throughout our divisions, we expect to open in excess of 30 new stores across all divisions.

PREFERENCE DIVIDEND INCLUDING NOTIFICATION OF RECORD DATE

Dividend no. 133 of 3,25% (6,5 cents per share) in respect of the six months ending 30 September 2003 has been declared, payable on Monday 29 September 2003 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 26 September 2003.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 18 September 2003. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 19 September 2003 and the record date, as indicated, will be Friday, 26 September 2003.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 19 September 2003 to Friday, 26 September 2003, both dates inclusive.

FINAL ORDINARY DIVIDEND, INCLUDING NOTIFICATION OF RECORD DATE

The directors have declared a final ordinary dividend of 32 cents per ordinary share payable on Monday, 21 July 2003 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 18 July 2003.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 11 July 2003. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Monday, 14 July 2003 and the record date, as indicated, will be Friday, 18 July 2003.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 14 July 2003 to Friday, 18 July 2003, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

SIGNED ON BEHALF OF THE BOARD

E Osrin, Chairman — D M Polak, Managing Director

29 May 2003

DIRECTORS: E Osrin (Chairman)*, D M Nurek (Deputy Chairman)*, Prof. F Abrahams*, S E Abrahams*, L F Bergman*, W V Cuba*, N H Goodwin*, M Lewis*, D M Polak, R Stein (*Independent non-executive)
REGISTERED OFFICE: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500
TRANSFER SECRETARIES: Computershare Investor Services Ltd, Ground Floor, 70 Marshall Street, Johannesburg, 2001
SPONSOR: UBS Warburg Securities (South Africa) (Pty) Ltd, a financial services group of UBS AG (Member of the JSE Securities Exchange South Africa) (Registration Number 1996/011140/07).
Visit our website at http://www.foschinigroup.com/